DISTRIBUTION AND SHAREHOLDER SERVICES PLAN

WHEREAS, WVB Blackstone All Privates Fund (the “Fund”) is engaged in business as a closed-end management investment company and is registered as such under the Investment Company Act of 1940 (the “1940 Act”); and

WHEREAS, the Fund has been granted exemptive relief by the Securities and Exchange Commission to permit the Fund to offer multiple classes of shares (the “Exemptive Relief”); and

WHEREAS, pursuant to the Exemptive Relief, the Fund became subject to Rule 12b-1 (“Rule 12b-1”) under the 1940 Act.

NOW, THEREFORE, the Fund hereby adopts this Distribution and Shareholder Services Plan (the “Plan”) under Rule 12b-1, with respect to the classes of shares of beneficial interest (each, a “Class”) listed on Schedule A hereto, as such Schedule A may be amended from time to time, on the following terms and conditions:

1. The Fund may pay to its distributor (the “Distributor”) and other affiliated broker-dealers, unaffiliated broker-dealers, financial institutions and/or intermediaries as compensation for the services provided and expenses incurred relating to the distribution, offering and marketing of a Class, fees as set forth in Schedule A hereto, as may be amended from time to time. Such fees shall be calculated and accrued monthly and paid quarterly or at such other intervals as the Fund and the Distributor shall mutually agree. In addition to the payment of the fees, the Fund may pay for the expenses in connection with the printing and mailing of prospectuses to other than current shareholders and the printing and mailing of sales literature.

2. Any shareholder service fees may be paid for the provision of “personal service and/or the maintenance of shareholder accounts” as provided for in the Financial Industry Regulatory Authority (“FINRA”) Rule 2341. If FINRA amends the definition of “service fee” or adopts a related definition intended to define the same concept, the services provided under the Plan shall be automatically amended, without further action of the parties, to conform to such definition.

3. This Plan must be approved, together with any related agreements, by votes of a majority of both (a) the Board of Trustees of the Fund (the “Board”) and (b) those Trustees of the Fund who are not “interested persons” of the Fund, as defined in the 1940 Act, and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to the Plan (the “Independent Trustees”), cast at a meeting (or meetings) called for the purpose of voting on the Plan and related agreements in accordance with the requirements of Rule 12b-1.

4. This Plan shall continue in full force and effect for so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in Paragraph 3 hereof.

5. The Distributor shall provide to the Board and the Board shall review, at least quarterly, a written report of Fund payments made in accordance with this Plan and the purposes for which such payments were made.

6. This Plan may be terminated at any time without penalty with respect to a Class of the Fund by the vote of a majority of the Independent Trustees or by vote of a majority of the outstanding voting securities of such Class.

7. This Plan may not be amended to increase materially the amount payable hereunder by a Class unless such amendment is approved by a vote of at least a majority (as defined in the 1940 Act) of the outstanding voting securities of such Class, and no material amendment to this Plan shall be made unless approved in the manner provided in Paragraph 3 hereof.

8. While this Plan is in effect, the selection and nomination of the Independent Trustees shall be committed to the discretion of the Independent Trustees then in office.

9. The Distributor may direct that all or any part of the amounts receivable by it under this Plan be paid directly to affiliated broker-dealers, unaffiliated broker-dealers, financial institutions and/or intermediaries. All payments made hereunder pursuant to the Plan shall be in accordance with the terms and limitations of applicable FINRA rules.

10. The Fund shall preserve copies of this Plan (including any amendments thereto) and any related agreements and all reports made pursuant to Paragraph 5 hereof for a period of not less than six years from the date of this Plan, the first two years in an easily accessible place.

11. The obligations of the Fund hereunder are not personally binding upon, nor shall be held to the private property of, any of the Trustees, shareholders, officers, employees or agents of the Fund, but only the Fund’s property allocable to the applicable Class(es) shall be bound.

12. This Plan only relates to those Classes stated on Schedule A hereto and the fees determined in accordance with Paragraph 1 hereof shall be based upon the monthly net assets of the Fund attributable to the applicable Class.

Dated: March 4, 2026

SCHEDULE A

Class M – Class M shares shall pay a fee at the annual rate of up to 0.85% of the Fund’s monthly net assets attributable to Class M shares, up to 0.75% of which shall be a “distribution fee” and up to 0.10% of which shall be a “shareholder servicing fee.” Such fee shall be calculated and accrued monthly.

Class A – Class A shares shall pay a fee at the annual rate of up to 0.25% of the Fund’s monthly net assets attributable to Class A shares, all of which shall be a “shareholder servicing fee.” Such fee shall be calculated and accrued monthly.